

September 4, 2014

VIA E-mail
Mr. Brian Wuebbels
Executive Vice President and Chief Financial Officer
SunEdison, Inc.
501 Pearl Drive
St. Peters, MO 63376

> **Re:** **SunEdison, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 6, 2014**
> **File No. 001-13828**

Dear Mr. Wuebbels:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Exhibit 13

Executive Overview, page 3

1.   In order to enhance an investors understanding of your existing operations and your future prospects, please revise future filings to provide a summary of your existing construction and development projects. Include information that is relevant to understanding the projects under development, including but not limited to the size of the project, status of the project, details of any power purchase agreements and expected project completion.

Financial Condition, page 12

2. We note that net accounts receivable increased $131.1 million from December 31, 2012 to December 31, 2013 and that the increase was primarily attributable to solar sales mix and the timing of collections from customers, offset by lower solar sales during the fourth quarter of 2013 as compared to the fourth quarter 2012 sales. Please explain to us in greater detail how the solar sales mix impacts the timing of collections from customers. In this regard, discuss the payment terms for these sales.

Note 14 – Income Taxes, page 73

3. We note that during 2013, you distributed all of the earnings of certain foreign wholly owned subsidiaries to the U.S. These earnings were previously considered permanently reinvested in the foreign business. We further note that in the fourth quarter of 2013, you determined certain other undistributed earnings of one of your foreign wholly owned subsidiaries would be remitted to the U.S. Finally, we note that you have concluded that the undistributed earnings of all other foreign subsidiaries continue to be considered permanently reinvested. Please tell us the underlying reasons for the repatriation of foreign earnings in 2013. Please also provide us with a detailed analysis that supports your conclusion that the remaining undistributed earnings of foreign earnings should be considered permanently reinvested. In this regard, explain why you believe it is appropriate to continue to make this assertion in light of the repatriation of earnings that took place in 2013.

Form 8-K filed May 8, 2014

4. We note your discussion under (A) regarding your supplemental non-GAAP financial measures. We note that you state the non-GAAP financial measures "better reflect Solar Energy's results from operations" and that the "measures are more representative of the operational health and performance of that segment." Please revise this language in future filings to avoid placing undue prominence on the non-GAAP measure.

5. We note the non-GAAP adjustments reflected in footnotes (B) and (C). Please explain to us in greater detail the underlying reasons for these adjustments and how the adjustments are calculated. Provide us with a comparison of how these transactions are accounted for under GAAP and how the amounts are calculated for the non-GAAP presentation.

6. We note the non-GAAP adjustment discussed in footnote (C) whereby you adjust your non-GAAP revenues and operating income to reflect the legal sale of solar energy systems that you are required to account for as financing transactions under GAAP. We note that on a GAAP basis, you recognize revenue from these transactions in the form of the sale of the electricity and energy credits. Please clarify for us how your non-GAAP presentation considers the revenue from the sale of the electricity and energy credits.

7.   With reference to the non-GAAP adjustment discussed in footnote (C), please explain to us in greater detail why you believe presentation of this non-GAAP measure is useful to investors. In this regard, the non-GAAP measure appears to contemplate a transaction structured in a different manner. Explain how the non-GAAP measure that contemplates different transaction terms is useful to investors.

8.   We note in the conference call discussing your earnings for the second quarter of 2014, you discuss "pro forma revenues" and "pro forma gross profit" that you would have recorded under a hypothetical scenario under which you sold certain projects. We do not see where you have provided the required disclosures for these non-GAAP measures, including a reconciliation to the most directly comparable GAAP measures and a discussion of why you believe this measure is useful to investors. Please revise future filings to include the required information in future filings. In this regard, please also provide us with the appropriate information as it relates to your presentation of this non-GAAP measure. In connection with your discussion of the usefulness of the measures, please also address why you believe presentation of this non-GAAP information without a corresponding presentation of the effect of the hypothetical sales transactions on your balance sheet, including the continued risk associated with continuing to own the assets, provides meaningful information to investors. Refer to Item 10(e)(1) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief